

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 8, 2011

BY FACSIMILE AND U.S. MAIL
JoAnn Strasser, Esquire
Thompson Hine LLP
41 South High Street, 17th Floor
Columbus, OH 43215

RE: GL Beyond Income Fund
      File Nos. 333-177372 and 811-22616

Dear Ms. Strasser:

        We have reviewed the registration statement for GL Beyond Income Fund filed on Form
N-2 with the Securities and Exchange Commission on October 18, 2011, and have the following
comments:

PROSPECTUS

1. The fund's investment objective is "to seek income" and the fund's investment strategy
    states that the fund invests in "variable-rate interest income-producing debt securities."
    Please add disclosure to explain what is meant by the fund's name "*Beyond* Income."

2. Please confirm that the disclosure regarding the adviser's fee waiver found in the
    Prospectus Summary under the subheading "Investment Adviser and Fee" and in
    footnote 4 to the "Summary of Fund Expenses" lists all exclusions from the fee waiver.

3. In footnote 4 to the "Summary of Fund Expenses," please ensure that the fee waiver
    will remain in effect until a date no sooner than one year from the date the registration
    statement becomes effective.

4. It appears that the fund's expense ratio may be based on the fund achieving a $100
    million in assets. In a letter to the staff, please confirm that the estimated asset level
    disclosed in footnote 4 is the fund's best estimate of first year asset size.

5. The prospectus states that the fund may employ leverage, including borrowings from
    banks. Please confirm to the staff that the fund does not intend to have borrowings or
    preferred stock outstanding in the first year or include such associated costs in the fee
    table.

6. Under the heading, "Management of the Fund – Portfolio Managers," please add disclosure regarding the portfolio managers' business experience (rather than job titles) for the past five years. See Item 9.1.c of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

7. Please add a fundamental policy regarding diversification to the fund's investment limitations. See Item 17.2.i of Form N-2.

8. A fundamental policy states the fund may not "[i]nvest more than 25% of the market value of its assets in the securities of companies, entities or issuers engaged in any one industry." Please note that the staff considers private mortgage-backed securities to be an "industry" for purposes of a concentration policy.

9. Under the heading "Trustee Qualifications," please disclose for each trustee the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a trustee of the fund. See Item 18.17 of Form N-2.

10. In the discussion of the Audit Committee, please add disclosure describing the procedures to be followed by shareholders who wish to submit trustee nominee recommendations. See Item 18.5(d) of Form N-2.

11. Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

GENERAL

12. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel